 DOCUMENT TYPE SC 13G/A
TEXT

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934

Amendment # 1

Name of Issuer: FLEETCOR TECHNOLOGIES INC
_____________________________________________________
Title of Class
of Securities: Common Stock

CUSIP Number: 339041105

1) NAME AND I.R.S. IDENTIFICATION NO. OF REPORTING PERSON

Prudential Financial, Inc. 22-3703799

2.) MEMBER OF A GROUP: (a) N/A
(b) N/A

3) SEC USE ONLY:

4) PLACE OF ORGANIZATION: New Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH:

5) Sole Voting Power: 25,775 See Exhibit A
6) Shared Voting Power: 238,690 See Exhibit A
7) Sole Dispositive Power: 25,775 See Exhibit A
8) Shared Dispositive Power: 238,690 See Exhibit A

9) AGGREGATE AMOUNT BENEFICIALLY OWNED: 264,465 See Exhibit A

10) AGGREGATE AMOUNT IN ROW (9) EXCLUDES SHARES: Not Applicable

11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 0.32 See Exhibit A

12) TYPE OF REPORTING PERSON: HC

ITEM 1(a). NAME OF ISSUER:

FLEETCOR TECHNOLOGIES INC

ITEM 1(b). ADDRESS OF ISSUER'S EXECUTIVE OFFICES:

3280 PEACHTREE ROAD SUITE 2400 ATLANTA, GA 30305

ITEM 2(a). NAME OF PERSON FILING:

Prudential Financial, Inc.

ITEM 2(b). ADDRESS OF PRINCIPAL BUSINESS OFFICE:

751 Broad Street
Newark, New Jersey 07102-3777

ITEM 2(c). CITIZENSHIP:

New Jersey

ITEM 2(d). TITLE OF CLASS OF SECURITIES:

Common Stock

ITEM 2(e). CUSIP NUMBER:

339041105

ITEM 3. The Person filing this statement is a Parent Holding Company as defined in Section 240.13d-1(b)(1)(ii)(G) of the Securities Exchange
Act of 1934.

ITEM 4. OWNERSHIP:

(a) Number of Shares
Beneficially Owned: 264,465 See Exhibit A

(b) Percent of Class: 0.32

  (c) Powers                No. Of Shares

    -----------           --------------------

  Sole power to vote or    25,775  See Exhibit A
  to direct the vote

  Shared power to vote or  238,690  See Exhibit A
  to direct the vote

  Sole power to dispose or 25,775  See Exhibit A
  to direct disposition

  Shared power to dispose  238,690  See Exhibit A
  or to direct disposition

ITEM 5. OWNERSHIP OF 5% OR LESS OF A CLASS:

Prudential Financial, Inc. through its beneficial ownership of the Item 7 listed entities has ceased to be deemed the beneficial owner of more than 5% of the outstanding Common Stock of this issuer.

ITEM 6. OWNERSHIP OF MORE THAN 5% ON BEHALF OF
ANOTHER PERSON:

Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE
SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING
REPORTED ON BY THE ULTIMATE PARENT COMPANY:

See Exhibit A

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF
MEMBERS OF THE GROUP:

Not Applicable

ITEM 9. NOTICE OF DISSOLUTION OF GROUP:

Not Applicable

ITEM 10. CERTIFICATION:

By signing below, Prudential Financial, Inc. certifies that, to the best of its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

The filing of this statement should not be construed as an admission that
Prudential Financial, Inc. is, for purposes of Sections 13 or 16 of the Securities
Exchange Act of 1934, the beneficial owner of such shares.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief,
Prudential Financial, Inc. certifies that the information set forth in this statement is true, complete and correct.

PRUDENTIAL FINANCIAL, INC.

By:Richard J. Baker
Second Vice President

Date:2-9-2021
As of:12-31-2020

Exhibit A
--------------

ITEM 4. OWNERSHIP:

  Through its parent/subsidiary relationship, Prudential Financial, Inc. may be deemed the beneficial owner of the same securities as the Item 7 listed subsidiaries and may have direct or indirect voting and/or investment discretion over 264,465 shares.

  These shares were acquired in the ordinary course of business, and not with the purpose or effect of changing or influencing control of the
  Issuer.  The filing of this statement should not be construed as an admission that Prudential Financial, Inc. is, for the purposes of Sections
  13 or 16 of the Securities Exchange Act of 1934, the beneficial owner of these shares.

ITEM 7. IDENTIFICATION/CLASSIFICATION:

  Prudential Financial, Inc. is a Parent Holding Company and the indirect parent of the following subsidiaries, who are the beneficial owners of the number and percentage of securities which are the subject of this filing as set forth next to their names:

Subsidiaries

Number of Shares
Percentage

The Prudential Insurance Company of America
IC
201,382
.24

Prudential Retirement Insurance and Annuity Company
IC
0
0

Jennison Associates LLC
IA
0
0

PGIM, Inc.
IA
0
0

QMA LLC
IA
63,083
.08